Exhibit 99.1

Adagene Announces Board and Management Appointments to Support Pipeline Growth

SAN DIEGO and SUZHOU, China, February 2, 2022 – Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a company transforming the discovery and development of antibody-based therapies, today announced board and management appointments aimed at supporting the company’s pipeline growth and corporate development.

The appointments include Liu Yuwen as a new independent board member and member of the Audit Committee, Jiping Zha, M.D., Ph.D. as Executive Vice President of Clinical Development, and Dana Hu-Lowe, Ph.D., as Vice President of Global Product Team Leadership.

“As we prepare for rapid growth in our pipeline of antibody-based therapeutics, I am delighted to welcome Yuwen to our board, and Jiping and Dana to our global leadership team,” said Peter Luo, Ph.D., Co-Founder, Chief Executive Officer and Chairman of the Board of Adagene. “A tremendous growth opportunity is before us to leverage our AI-powered antibody technology platform and transformative clinical and preclinical pipelines. This talented team brings deep industry knowledge, strong professional networks and highly relevant experience to help us realize this mission.”

Background on the leaders includes:

•	Liu Yuwen is a leading advocate for the biotechnology, biopharmaceutical and medical technology industries, with over 20 years as an entrepreneur, advisor and investor. For over nine years, she was Chair and CEO, followed by executive director, of Suzhou Industrial Park Biotech Development Co. Ltd. (BioBAY), building it into one of the fastest growing biotech clusters serving over 400 start-ups, including BrightGene, Innovent, and Qiagen (Suzhou), where she also served on the boards of directors. As a strong supporter of innovation, she was also a founding partner of BOHE Angel Fund, one of the first angel funds in China focusing on healthcare start-ups, which invests in biologics, drug discovery and diagnostics. She was also a founding Chair of BioVENTURE Fund Investment committee. Ms. Liu previously served as the first Chief Representative to set up the China operation of Perrigo. Earlier in her career, she had various positions in quality and business development at Capsugel, a division of Warner-Lambert later acquired by Pfizer. Ms. Liu graduated from China Pharmaceutical University with a master’s degree in pharmaceutics and Master of Management at Fudan University and Norwegian Management School BI. She is a licensed pharmacist.

•	Jiping Zha, M.D., Ph.D., a licensed physician in the State of California and board-certified in Anatomic Pathology, has been appointed as Executive Vice President of Clinical Development. Dr. Zha is a physician scientist with over 20 years of drug discovery and development experience with deep expertise in disease biology, translational sciences, biomarker discovery, precision medicine and clinical development. He has successfully led multiple small and large molecule programs from IND-enabling stages to clinical testing. By leveraging his deep medical and scientific expertise as a scientific leader at Genentech and MedImmune for approximately seven years and three years, respectively, he played a key leadership role in the development and execution of multiple biomarker/companion diagnostic programs. Before joining Adagene, Dr. Zha was Executive Director of Translational Sciences at NGM Biopharmaceuticals, where he led the clinical development of a novel antibody drug program in solid tumors and oversaw translational strategies for its entire pipeline that spans oncology, metabolic disease and ophthalmology. He served as VP of Cancer Biology and SVP of Drug Discovery Technologies at Crown Bioscience, acquired by Japanese company JSR Corporation. Dr. Zha has authored multiple patents and over 40 publications in high-impact scientific journals, including Cell, Science and Nature. He received his M.D. from Shanghai Medical University, and Ph.D. in Microbiology and Immunology from the University of Tennessee Health Science Center. Dr. Zha previously held faculty and principal investigator positions at Harvard Medical School and the University of Texas Southwestern Medical Center at Dallas.

  Dana Hu-Lowe, Ph.D., is the VP of Global Product Team Leadership, with more than 20 years of experience in oncology drug discovery, pharmacology, translational research, and clinical development, including project and strategic alliance management. Previously, Dr. Hu-Lowe was executive director and Global Product Team Lead (GPTL) at Turning Point Therapeutics, where she was responsible for early clinical development of enzolvantinib and TPX-0046. Prior to that, Dr. Hu-Lowe was the Senior Director of Strategic Alliance and Program management at Wellspring Biosciences Inc., where she managed both internal discovery and IND-enabling programs, as well as a strategic alliance with Janssen Pharmaceuticals. Dr. Hu-Lowe was also at Pfizer Oncology for over 12 years, where she led cross-functional teams advancing programs from preclinical into clinical development. At Pfizer, Dr. Hu-Lowe directly contributed to the New Drug Application and U.S. FDA approvals of axitinib (Inlyta™) and sunitinib (Sutent™), and she was a recipient of the “Career Achievement Award.” She received a degree in Chemistry from Beijing Normal University, and a Ph.D. in Biochemistry from the University of Mississippi. She completed her post-doctoral training at Scripps Research Institute and the Burnham Cancer Center (now the Sanford Burnham Prebys Medical Discovery Institute).

Drs. Zha and Hu-Lowe have joined to lead clinical development of the company, taking over responsibilities of Dr. Hua Gong, M.D., Ph.D., Chief Operating Officer and Head of Precision Medicine, who has resigned to pursue another opportunity. The company appreciates Dr. Gong’s contributions to Adagene. Separately, Steven Fischkoff, M.D., has retired and is stepping down from his role as interim Chief Medical Officer. Dr. Fischkoff will remain a member of the company’s Scientific and Strategic Advisory Board.

Additionally, Chief Financial Officer Raymond Tam will continue as director for another one-year term. Mr. Tam has served as the company’s CFO since 2019 and director since 2021.

About Adagene

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biopharmaceutical company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by its proprietary Dynamic Precision Library (DPL) platform, composed of NEObody™, SAFEbody®, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. Adagene has forged strategic collaborations with reputable global partners that leverage its technology in multiple approaches at the vanguard of science.

For more information, please visit: https://investor.adagene.com. Follow Adagene on WeChat, LinkedIn and Twitter.

SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding the potential implications of clinical data for patients, and Adagene’s advancement of, and anticipated clinical activities, clinical development, regulatory milestones, and commercialization of its product candidates. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, and the impact of the COVID-19 pandemic on Adagene’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Internal Contact:

Ami Knoefler
Adagene
650-739-9952
ir@adagene.com

External Contact:

Bruce Mackle
LifeSci Advisors
646-889-1200
bmackle@lifesciadvisors.com